    Filed by Enterprise Financial Services Corp  pursuant to Rule 425 under the Securities Act  of 1933, as amended,  and deemed filed pursuant to Rule 14a‐12  under the Securities and Exchange Act of  1934, as amended  Subject Company: First Choice Bancorp  Commission File No: 001‐38476    On April 26, 2021, the following communication was sent to Enterprise Bank & Trust associates:  Merger Announcement: Welcome First Choice Bancorp  I am pleased to share that we just announced some exciting news. This afternoon, we entered into a  definitive merger agreement with First Choice Bancorp (FCBP) ‐ the holding company of First Choice  Bank (First Choice) ‐ to FCBP join the Enterprise family.    First Choice is a $2.5B community‐focused commercial bank headquartered in Cerritos, California  operating eight full service branches and two loan production offices serving the Southern California  market. First Choice is a Preferred Small Business Administration (SBA) lender and was founded in 2005  by a group of extraordinary individuals committed to providing financial services to underserved  communities. I encourage you to check out their website to learn more about their origin story and their  products and services.    Our interest in partnering with First Choice reflects our shared commitment to focus on small and  midsize businesses.  This acquisition will allow us to further enhance areas of existing focus, including  our SBA (7a and 504) lending and specialty deposits business lines. We anticipate the combination of our  companies will create greater financial and geographic diversity and capacity, building scale and  efficiently growing our business.   The transaction will further expand our footprint in the West/Southwest markets with a high‐performing  company. FCBP has an ideal size and earnings profile that we expect will enable us to enhance our  earnings per share while absorbing the costs of crossing the $10B asset size threshold.   Following closing, Enterprise will hold approximately $12.7B in assets on a consolidated basis, with  enhanced earning power and scale, as well as what we believe will be a materially stronger position in  all markets that we serve. The transaction will result in an even more compelling value proposition for  our combined associates, clients, communities and shareholders.   Our top priority at this time is to stay focused through the closing, which we are targeting for the third  quarter of this year, following approvals by the shareholders of both Enterprise Financial Services Corp  (EFSC) and FCBP, receipt of requisite regulatory approvals, and the satisfaction of other customary  closing conditions.   We will share more information and details with you in the days and weeks ahead. In the meantime, I  encourage you to read the announcement press release and participate in tomorrow’s Town Hall for  more information and a Q&A. You can send questions ahead of time by emailing  townhall@enterprisebank.com.  This is a great day for Enterprise, and I’m proud to celebrate it with you. This is an exciting new chapter  in our history and what we all expect will be continued growth and success as a combined company.  Jim

      Additional Information About the Merger and Where to Find It  In connection with the proposed acquisition transaction, along with other relevant documents, a  registration statement on Form S‐4 will be filed with the SEC that will include a joint proxy  statement/prospectus to be distributed to the shareholders of Enterprise and First Choice in connection  with their votes on the acquisition. SHAREHOLDERS OF EFSC AND FCBP CHOICE ARE URGED TO READ  THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,  INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION  STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY  BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE  PROPOSED ACQUISITION AND RELATED MATTERS. FREE COPIES OF THESE DOCUMENTS MAY BE  OBTAINED AS DESCRIBED BELOW.  The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors  and security holders will be able to obtain the documents, and any other documents EFSC has filed with  the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by  EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s  website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North  Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at  https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center  Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel.   Participants in Solicitation  FCBP and certain of their directors and executive officers, and EFSC and certain of their directors,  executive officers and other certain members of management and employees, may be deemed to be  participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in  connection with the Merger. Information about the directors and executive officers of EFSC is set forth  in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a  Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth  in the Form‐10‐K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of  FCBP to be filed on Schedule 14A during the third quarter of 2021.  Additional information regarding the  interests of those participants and other persons who may be deemed participants in the transaction  may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition  when it becomes available. Free copies of this document, once filed, may be obtained as described in  the preceding paragraph.